November 12, 2025

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction	via EDGAR Correspondence
100 F Street NE
Washington, D.C. 20549

Attention: Pearlyne Paulemon

RE:	Dakota Real Estate Investment Trust
Offering Statement on Form 1-A
SEC File No. 024-12667

Clearance Declaration Request

Ms. Paulemon:

Dakota Real Estate Investment Trust (“Dakota REIT”) received on September 23, 2025 correspondence advising us that the Securities and Exchange Commission (the “SEC”) would not be reviewing our above referenced Offering Statement (the “Offering Statement”). At that time, we had filed an application with the Arizona Securities Division to renew our registration of the offering of shares which are the subject of the Offering Statement. As of November 5, 2025, we received notice of the Arizona Securities Davison’s renewal of our registration.

As such, we request the SEC to take such action as is necessary to declare the Offering Statement qualified as soon as is practicable. We appreciate that the normal request specifies a time; however, with the reduced operations by the federal government, we recognize that there may be some backlog in clearing matters.

Please be advised that we have not, and will not, engage any broker dealer to solicit participation of our shareholders in the offering such that there is no need to have FINRA advise you that it has no objections to the compensation arrangements. Further, with the renewal by Arizona, we have qualification by one state as is required for an offering statement under Tier I. Should you wish to confirm such qualification, you may do so by telephoning the examiner, Hannah Rodriguez (her telephone number is 602-542-1426).

Dakota REIT acknowledges that:

●	Should the Offering Statement be declared qualified, such will not foreclose the SEC from taking any action with respect to the Offering Statement;
●	The declaration of the Offering Statement as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and
●	Dakota REIT may not assert the lack of further comment by SEC staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and issue shares contemplated by the Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws. Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 242-8858 and rsparling57@gmail.com.

Very truly yours,

Dakota Real Estate Trust, Inc.

/s/ Matthew Pedersen
Matthew Pedersen
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317